Coca-Cola Plaza
Atlanta, Georgia

April 13, 2018

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
100 F Street N.E.
Washington, D.C. 20549

Re:     The Coca-Cola Company
10-K for Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 1-02217

Dear Ms. Blye:

We are in receipt of your letter dated March 30, 2018, in which you have asked us to provide additional information relating to The Coca-Cola Company’s (the “Company”) Form 10-K filed on February 23, 2018. The Company’s responses to your comments are set forth below. To facilitate your review, we have reproduced in italics each of the numbered comments from your letter, followed by the Company’s responses.

1. In a letter to the staff dated June 3, 2015, you discussed your contacts with Sudan and Syria. More recently, you state on page 16 of your 10-K that changes in “U.S. trade sanctions against countries designated by the U.S. government as state sponsors of terrorism…could make it impossible for us to continue to make sales to bottlers in such countries.” As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, whether through subsidiaries, distributors partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Finally, provide us with the same information regarding any past, current and anticipated contacts with North Korea, a country also designated by the State Department as a state sponsor of terrorism.

Response:

We are primarily a marketer, manufacturer and distributor of nonalcoholic beverage concentrates, sometimes called beverage bases, or syrups (collectively “concentrates”), and finished sparkling soft drinks and a variety of other nonalcoholic beverages, including water, enhanced water and sports drinks; juice, dairy and plant-based beverages; tea and coffee; and energy drinks.

We typically sell concentrates to bottlers that are authorized by us to produce, market and sell finished products bearing our trademarks, or trademarks licensed to us, to distributors and consumers in specific territories. Most of our bottlers are independently-owned and operated entities, although we do own some bottling operations in certain countries and have equity investments in certain others.

We authorize our bottlers to produce, market and distribute our finished products pursuant to the terms of bottlers’ agreements, which are in standard form. The bottlers’ agreements also address the responsibilities, obligations and rights of the respective parties and include provisions specifying the finished products that bottlers are authorized to produce and sell within their respective authorized territories. Territorial restrictions on bottlers vary in some cases in accordance with local law.

The Company has one authorized bottler in Sudan, DAL Food Industries Company, Limited (“DAL”). DAL produces and sells, and may in the future import and sell, finished products in Sudan under certain of our trademarks. We have supplied and continue to supply DAL with certain concentrates and undertake related activities pursuant to authorizations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). Currently the Company has no ownership interest in DAL, but may consider acquiring a minority ownership position in DAL in the future. The Company is also considering acquiring certain brands owned by DAL in the future.

In Syria, the Company currently has a bottling agreement with Syrian Soft Drink Sales & Distribution LLC (“SSDSD”). The Company’s prior bottling agreement with Salsabil Company Inc. (“Salsabil”) expired on November 22, 2017, prior to which Salsabil was authorized to produce and sell finished products in Syria under certain of our trademarks. The Company is considering renewing the bottling relationship with Salsabil for certain of our trademarks. The Company is also considering entering into a bottling agreement and/or contract manufacturing agreement with Bassam, Elie and Antoun Nourieh Partnership Company (“PLASCO”). While authorized to produce and sell finished products in Syria under certain of our trademarks, due to the ongoing conflict in Syria, SSDSD has engaged instead in the import and distribution within Syria of finished products sourced from Coca-Cola İçecek A.Ş. (“CCI”), an independent bottling partner with operations located outside of Syria. Due to the ongoing conflict in Syria we understand this is occurring on a very limited scale, with no imports in 2017. We have supplied and intend to continue to supply bottlers in Syria with certain concentrates (including related activities) pursuant to authorizations administered by OFAC, which is happening on a very limited scale (see table below indicating no concentrate sales in Syria in 2017). In July 2016, OFAC formally responded to our request for renewal of a specific license by stating that the Company’s activities are covered by applicable general licenses. The Company does not have a direct ownership interest SSDSD, Salsabil, or PLASCO. With respect to SSDSD, the Company has an indirect ownership interest through its approximately 20% ownership interest in CCI, which in turn has a 50% interest in SSDSD.

The Company has, and regularly secures, a license from the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) for the export to Syria of proprietary informational materials necessary for quality control and production purposes. The BIS license was last renewed on March 9, 2018 and is valid until March 31, 2020.

The Company continues to own a 50% interest in Rani Refreshments (“Rani”) and a 49% interest in Aujan Coca-Cola Bottling Company (“Aujan”), as set forth in more detail in our June 3, 2015 letter. Rani continues to hold the rights in certain territories to various juice and other brands, including in Sudan, though not yet in Syria. Such rights for Syria may be transferred to Rani in the future if and when appropriate and permissible. Aujan continues to produce and sell finished products in Syria under certain Rani trademarks. Rani is considering entering into a bottling relationship with DAL for Sudan.

We do not have any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or with entities they control other than as permitted by applicable law, including to the extent necessary to protect Company owned trademarks.

We do not have any past, current, or anticipated contacts with North Korea other than transactions related to patents, trademarks, and copyrights of the types described in the OFAC general license dated March 23, 2016.

The following table sets forth the net operating revenues we derived from authorized sales of our products in Syria and Sudan for each of the requested periods (in millions):

	Sudan	Syria	Total Company
2015 - $ % of total	$4.9 0.01%	$0.2 0.00%	$44,294 100.00%
2016 - $ % of total	$3.2 0.01%	$0.2 0.00%	$41,863 100.00%
2017 - $ % of total	$4.4 0.01%	$0.0* 0.00%	$35,410 100.00%
Note: information related to our first interim period of 2018 is not available as of the date of this letter.
* There were no sales in Syria in 2017.

We own certain brands in Syria with a carrying value of $19.5 million as of the end of 2015, 2016 and 2017. The carrying value of all of our other assets in Sudan and Syria, consisting of accounts receivable, was less than $2.1 million in each of these periods. We previously had a returnable glass bottle inventory in Sudan, and in September 2015 received a specific license from OFAC to dispose of the bottles. The bottles are now being used by DAL. The carrying value of our liabilities in Sudan and Syria, consisting of accounts payable and accrued advertising expense, was less than $1.0 million in each of these periods. Based on the above, these operating results and asset and liability balances are clearly immaterial to our business as a whole. We do not anticipate that our operations in these countries would become material in quantitative terms to our business as a whole in the foreseeable future.

From a qualitative perspective, we believe that most of our investors draw a distinction between making beverage products available to the population in these countries and doing business directly with the governments of these countries. Given the nature of our business and products, we do not believe that our business activities in or involving Sudan or Syria are damaging to our reputation in the eyes of reasonable investors.

We are aware that certain state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with countries identified by the State Department as state sponsors of terrorism. We have not been made aware of any state and municipal pension funds, major educational institution endowment funds or other major investors that have divested or intend to divest of our stock as a result of our authorized business activities in Sudan or Syria. We maintain a robust investor engagement program and regularly engage with our investors on a variety of issues to remain current on investor sentiment. As a part of this engagement program, we routinely communicate with investors who express an opinion on this particular issue. None have indicated to us concerns related to our activities in Syria or Sudan. We intend to continue monitoring developments and investor sentiment in these types of areas.

*    *    *

In connection with responding to your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any comments or questions regarding this letter to me at (404) 676-5859 or via email at markrandazza@coca-cola.com.

Very truly yours,

/s/ MARK RANDAZZA

Mark Randazza, Vice President,
Assistant Controller and Chief Accounting Officer
The Coca-Cola Company

cc:     John Reynolds, Assistant Director, Division of Corporation Finance, U.S. Securities and
Exchange Commission
Muhtar Kent, Chairman of the Board of Directors
Ronald W. Allen, Chairman of the Audit Committee of the Board of Directors
James Quincey, President and Chief Executive Officer
Kathy N. Waller, Executive Vice President, Chief Financial Officer and President,
Enabling Services
Bernhard Goepelt, Senior Vice President, General Counsel and Chief Legal Counsel
Larry M. Mark, Vice President and Controller